20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4347
13th September 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.


04036990

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

9/23

File No. 82-3528

Annex A to Letter to the SEC
dated 13th September 2004
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Documents

Title : Notifications of Appointment of Directors

Date : 13th September 2004

Entity requiring item : (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company); and
(ii) the Hong Kong Companies Registry pursuant to the Hong Kong Companies Ordinance



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F 4549

1 Company Name 公司名稱

Tai Cheung Holdings Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Tam Yee Har
Authorised Person
20th Floor, The Hong Kong Club Building,
3A Chater Road, Central
Hong Kong

For Official Use
請勿填寫本欄

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F 4549

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／~~Change of particulars~~ 委任／~~更改資料~~

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of directors	13	09	2004
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name／~~New Name~~ 姓名／~~新姓名~~

Surname 姓氏	Other names 名字
Cheung	Wing Siu, Joseph

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Apartment 10A, Hollywood Heights,
6 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G 045449(3)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes – **Continuation Sheet A and** 1 **Continuation Sheet B.**

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Tam Yee Har) Date 日期： 13th September 2004

~~Director~~／Secretary／~~Manager~~／



Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

F 4549

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／~~Change of particulars~~ 委任／~~更改資料~~

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of director	13	09	2004
	DD 日	MM 月	YYYY 年

Existing Name
現用姓名

Name／~~New Name~~
姓名／~~新姓名~~

Surname 姓氏	Other names 名字
Lam	Wai Lim, William

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

23B Three Island Place, 61 Tanner Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D 670446(9)	

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

APPOINTMENT OF DIRECTORS

The Board of Directors (the "Board") of Tai Cheung Holdings Limited (the "Company") is pleased to announce the appointments of Mr. Cheung Wing Siu, Joseph ("Mr. Cheung") as an independent non-executive director of the Company and Mr. Lam Wai Lim, William ("Mr. Lam") as an executive director of the Company with effect from 13th September 2004. Mr. Cheung has also been appointed as a member of the audit committee of the Company on the same date.

Mr. Cheung Wing Siu, Joseph, aged 58, holds a Master Degree of Science from University of Massachusetts, USA. He is a director of The Garden Company Limited and its major subsidiaries ("The Garden Group") and has over 25 years' experience in manufacturing, sales and marketing management in The Garden Group.

Mr. Lam Wai Lim, William, aged 41, is the Chief Accountant of the Company and its subsidiaries (the "Group") since 1996. Mr. Lam holds a Master Degree in Business Administration from University of Technology, Sydney and a Professional Diploma in Accountancy from Hong Kong Polytechnic. He is a member of Hong Kong Institute of Certified Public Accountants and a fellow member of The Association of Chartered Certified Accountants. He has more than 15 years' experience in auditing, accounting, corporate finance and strategic planning.

There is an employment contract between Mr. Lam and a subsidiary of the Group which can be terminated by either party giving to the other party three months written notice without payment of compensation. Mr. Lam is entitled to an annual emolument of approximately HK$900,000 including salary, discretionary bonus and provident fund benefits. Mr. Lam's emoluments are determined with reference to his experience and responsibility as well as the prevailing market conditions.

There is no service contract signed between Mr. Cheung, Mr. Lam and the Company for service as director. They will have no fixed term of service with the Company and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws. Mr. Cheung and Mr. Lam will receive director's fee as approved from time to time by shareholders at annual general meetings of the Company, currently being HK$50,000 per annum for each director.

Both Mr. Cheung and Mr. Lam do not hold other directorships in listed companies in the last three years. They are not connected with any directors, senior management or substantial or controlling shareholders of the Company, and, as at the date hereof, they do not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Company would like to express its warm welcome to Mr. Cheung and Mr. Lam for joining the Board.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 10th September 2004

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman) and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok and Mr. Benedict Cho Hung Woo as independent non-executive directors.